

07006989

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAY 18 2007
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -65638

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

TPG Global, L.L.C.

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Conenna **(312) 244-5253**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - if individual, state last, first, middle name)

PROCESSED
JUN 07 2007
THOMSON FINANCIAL

191 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[x]Certified Public Accountant
[ ]Public Accountant
[ ]Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Dominic Conenna**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TPG Global, L.L.C.**, as of **December 31, 2006,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


Official Seal
Renee Woods
Notary Public State of Illinois
My Commission Expires 06/25/2009



Signature

Financial and Operations Principal

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Financial Statement	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Statement of Financial Condition	3 - 6

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
TPG Global, L.L.C.
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of TPG Global, L.L.C. and Subsidiary (collectively, the Company) as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of TPG Global, L.L.C. and Subsidiary as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2007

TPG Global, L.L.C.

Consolidated Statement of Financial Condition
December 31, 2006

Assets		
Cash	$	4,193
Receivable from clearing broker		6,265,233
Securities owned, at fair value		1,340,153
Membership in exchange, at cost (market value, $34,000)		34,000
Other assets		50,000
Total assets	$	7,693,579
Liabilities and Member's Equity		
Liabilities		
Payable to parent	$	66,607
Accounts payable and accrued expenses		86,942
Total liabilities		153,549
Commitments and contingent liabilities		
Member's Equity		7,540,030
Total liabilities and member's equity	$	7,693,579

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

TPG Global, L.L.C. (TPG) is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities for its own account. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Chicago Stock Exchange. The Company was formed August 13, 2002, and is wholly owned by Ronin Capital, L.L.C. ("Ronin" or "the Parent").

A summary of the Company's significant accounting policies follows:

Principles of consolidation: The consolidated financial statements include the accounts and results of operations of TPG (a Delaware limited liability company) and its wholly owned subsidiary, Thames Westminster Investments Limited (TWI) (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions: Securities and hedging transactions and related revenues and expenses are recorded on a trade-date basis. Securities and derivatives are recorded at market value, generally based on quoted market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

Securities purchased under agreements to resell or sold under agreements to repurchase: Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired, plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate. In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others.

Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparties to all resale and repurchase transactions entered into during 2006 were major financial institutions. There were no outstanding resale or repurchase transactions as of December 31, 2006.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Receivable from clearing broker: Receivables and payables relating to trades pending settlement are netted in receivable from clearing broker in the consolidated statement of financial condition. The Company may obtain short-term financing from its clearing broker from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Membership in exchange: Membership in an exchange required to be held by the Company for clearing privileges at a clearing organization are carried at cost, or if any other than temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value occurred in 2006.

Fair value of financial instruments: All of the Company's financial instruments are recorded at fair value or amounts approximating fair value. Assets, including cash and receivables, are carried at fair value or contracted amounts, which approximate fair value. Similarly liabilities, including accounts payable and accrued liabilities, are carried at the contracted amount, which approximates fair value.

Foreign currency translation: Assets and liabilities not denominated in U.S. dollars are translated to U.S. dollars at end-of-period exchange rates.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal and state income taxes. Instead, the member is liable for federal and state income taxes on its respective share of the taxable income of the Company.

The foreign subsidiary of the Company, TWI, is subject to corporate taxation in the United Kingdom. Accordingly, TWI files separate income tax returns in the United Kingdom.

Recent Accounting Pronouncements: In June 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109.* This interpretation clarifies the accounting and financial statement reporting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. The interpretation is effective for the Company on January 1, 2007. Management is currently evaluating the provisions of FIN 48 and its potential effect on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS 157, among other things, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for the Company on January 1, 2008. Management is currently evaluating the provisions of SFAS 157 and its potential effect on its consolidated financial statements.

Note 2. Related Party Transactions

The Parent pays certain operating expenses of the Company under informal agreements, and the Company reimburses the Parent periodically through cash payments. The Company does not pay for technology, accounting, operational, and administrative support. Management does not consider the value of these services to be material to the consolidated financial position and operating results of the Company. At December 31, 2006, the amount payable to the Parent in connection with this arrangement amounted to $66,607.

Note 3. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of fixed income securities and their derivatives. Trading of these financial instruments is conducted on securities and futures exchanges throughout the world. Settlement of these transactions takes place through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the consolidated statement of financial condition.

Various factors affect the market risk of these transactions; among them are the size and composition of the positions held, the absolute and relative levels of interest rates and market volatility. Also, the time period in which options may be exercised, the market value of the underlying instrument, and the exercise price affect market risk. The most significant factor influencing the Company's overall exposure to market risk is its use of hedging strategies.

Derivatives held such as options provide the Company with the opportunity to deliver or to take delivery of specified securities at a contracted price. Options written obligate the Company to deliver or to take delivery of securities or at a contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities in the open market. To minimize these risks, the Company generally holds or sells short the underlying instrument, which can be used to settle these transactions.

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds securities which can be used to settle these obligations.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission.

Note 4. Commitments and Contingent Liabilities

The Company leases office space pursuant to short-term agreements and a noncancelable lease agreement that terminates on August 8, 2007. At December 31, 2006, minimum annual rental commitments under leases, including escalation costs, amount to $19,698 for 2007.

Note 5. Regulatory Requirements

TPG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

In accordance with Appendix C to SEC rule 15c3-1, the Company consolidates it subsidiary, TWI, using the flow-through capital benefit method. The net capital computation of the Company includes the allowable equity of its consolidated subsidiary less an amount equal to 120% of TPG's net capital requirement. At December 31, 2006, the Company had net capital of $7,187,871, which was $7,087,871 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.02 to 1.

SEC rule 15c3-1 may effectively restrict advances to affiliates or capital withdrawals. Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of SEC rule 15c3-1.

Although TPG is not exempt from rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to rule 17a-5(c)(4).

TWI is subject to capital requirements of the Financial Services Authority. Financial resources, as defined, must exceed the total financial resources requirement. At December 31, 2006, TWI's financial resources were $4,200,573, exceeding the minimum requirements by approximately $3,238,798.

END